                           THIRD QUARTER REPORT 1999

                                 THE NCL GROUP

     THE NET INCOME IN THE 3RD QUARTER 1999 WAS USD 17.7 MILLION AS COMPARED TO A NET INCOME OF USD 13.5 MILLION IN 1998. THE NET INCOME FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30TH 1999 WAS USD 25.2 MILLION (1998: USD 9.5 MILLION).

     OPERATING INCOME BEFORE DEPRECIATION AND CHARTER COST (EBITDA) IN THE 3RD QUARTER 1999 WAS USD 57.1 MILLION COMPARED TO USD 66.0 MILLION IN 1998. EBITDA FOR THE NINE MONTH PERIOD ENDING SEPTEMBER 30TH 1999 AMOUNTED TO USD 131.7 MILLION (1998: USD 122.9 MILLION). PRE TAX EARNINGS IN THE 3RD QUARTER 1999 WERE USD 23.8 MILLION COMPARED TO USD 22.1 MILLION IN 1998. PRE TAX EARNINGS YEAR TO DATE SEPTEMBER 30TH, 1999 WAS USD 36.2 MILLION (1998: USD 18.6 MILLION).

     The 3rd quarter reported earnings were negatively affected by USD 18-19 million due to the following non recurring events: The Norwegian Dream collision and the Norwegian Sky grounding (USD 14.3 million in total) and the Kosovo-effect on Marco Polo (USD 4-5 million).

     Revenues in the 3rd quarter 1999 increased by 2.8% year-over-year to USD
246.6 million (1998: USD 239.7 million).

     The number of capacity days in the 3rd quarter was 1,046,346 (1998:
1,048,456). The decrease in capacity is due to the transfer of Norwegian Star to a joint venture in December 1998 in addition to Norwegian Dream being out of service for repairs, reducing capacity by 65,816 capacity days. The decrease in capacity days was partly offset by the lengthening of Norwegian Majesty, the addition of Marco Polo on July 23, 1998 and the addition of the newbuilding Norwegian Sky on August 9.

     The load factor for the Group in the 3rd quarter 1999 was 101.1% (1998:
99.9%), while the load factor for the Norwegian Cruise Line division was 102.2% (1998: 100.1%) and the load factor for Orient Lines was 85.0% (1998: 96.5%).

     Net passenger ticket revenue per passenger day (net per diem) decreased by 2.8%, and net revenue per capacity day (yield) decreased by 1.6% year-over-year, mainly due to higher yielding capacity being out of service and Marco Polo's reduced load factor as a result of the Kosovo-crisis.

     Operating expenses in the 3rd quarter 1999 increased by 7.0% to USD 151.5 million (1998: USD 141.6 million). Included in operating expenses are USD 4.7 million in air costs, commission protection and miscellaneous costs relating to the Norwegian Dream collision and the Norwegian Sky grounding. Operating expenses per capacity days were USD 145 (1998: USD 135).

     Selling, general and administrative expenses increased by 17.9% to USD 37.9 million (1998: USD 32.2 million) primarily due to the planned capacity expansion of the fleet and increased advertising. Adjusted for the loss of 71,810 capacity days on Norwegian Dream and Norwegian Sky the shoreside expenses in the 3rd quarter 1999 per capacity days were USD 34 (1998: USD 31).

     In September NCL sold the AIDA to the present charterer Arkona Touristik for USD 181 million and booked a net profit of USD 10.7 million.

3RD QUARTER EVENTS

     On July 9, NCL Holding was listed on the New York Stock Exchange under the ticker symbol NRW. In early October, approximately 15% or 35 million shares of the Company's shares had been converted to approximately 9 million ADRs (4 shares represent one ADR).

     Norwegian Cruise Line took delivery of the 2,000 berths newbuilding Norwegian Sky from Lloyd Werft Bremerhaven and the first regular cruise commenced on August 9.

     On August 24, the Norwegian Dream collided with a container ship in the English Channel. No guests or crew were seriously injured, and the vessel was able to reach its destination, the UK port of Dover, without assistance. The vessel underwent repairs at Lloyd Werft and was back in regular service on October 11 for the

Black Sea/Greek Isles cruise. All guests on the cancelled cruises received a full refund. The Company offered cruise certificates for 100% off on a future cruise for guests on the August 24 cruise, and 50% for the three subsequent cruises, valid for 12 months in the same category staterooms.

     Norwegian Sky was grounded for three hours on Friday, September 24 at the juncture of the Saguenay River and the St. Lawrence Seaway on the East Coast of Canada. Two local pilots were on board. There were no injuries or any danger to passengers, crew or ship, and the vessel sailed to Quebec under its own power. The vessel is scheduled to be back in regular service on October 28 after repairs. In total, three cruises have been cancelled. All passengers on the cancelled cruises received a full refund. Passengers booked on the first cruise received cruise certificates for a 50% discount on a future cruise, those on the other two cruises received a 25% discount, valid for 12 months and same category staterooms.

     The total reduction in earnings in the 3rd quarter due to these incidents was USD 14.3 million (NOK 0.46 per share). The negative financial impact of the Norwegian Dream collision and the Norwegian Sky grounding consisting of insurance deductible, miscellaneous costs and loss of estimated revenue (including onboard revenue) not covered by off hire insurance, is approximately USD 5.4 million (NOK 0.17 per share) and the provision for cruise certificates is approximately USD 8.9 million (NOK 0.29 per share).

     USD 14.3 million of the total USD 17.6 million financial impact of the Norwegian Dream and the Norwegian Sky incident has been allocated to the 3rd quarter.

     The negative financial impact will be offset by the following: The provision for cruise certificates of USD 8.9 million, will be booked as revenue when the cruise certificates are used over the next 12 month period. Next year's earnings will increase with approximately USD 4 million as the drydock work of Norwegian Dream scheduled for May 2000 has been completed together with the repairs due to the collision. The Company has made provisions for the Norwegian Dream collision based on a worst case scenario with regard to the liability issue (US GAAP requirement), and the accounting provision is therefore based on 100% blame being assigned to NCL. Any reduction of the portion of blame for this worst case assumption, will reduce the reported loss.

     The effect of the reduced demand for cruises in the Mediterranean, for the Marco Polo due to the Kosovo conflict is estimated to be between USD 4-5 million.

     In September 1999 NCL entered into a Shipbuilding Contract for the construction of a new 2,012 passenger cruise vessel similar to the recently delivered Norwegian Sky. The contract price is USD 350 million and delivery will be August 31, 2001. NCL also holds an option to purchase a second ship with the same specifications at a contract price of USD 334 million with delivery April 2002. The new vessel will have an outside/inside ratio of 68/32, the staterooms will be larger than on Norwegian Sky and 43% of the staterooms will have balconies. The increased number of suites, balconies and outside cabins will significantly increase the earning capacity of the vessel.

PLANS

     Norwegian Sky has been very positively received in the market and the Company will focus on the Sky class vessel as the core of the business going forward. The Sky class represents an innovative and elegant product with a wide range of activities including many dining alternatives.

     Orient Lines will with its two ships Marco Polo and Crown Odyssey expand its itinerary in year 2000 to include Scandinavian and Baltic cruises.

BOOKINGS

     Norwegian Cruise Lines experiences strong demand for cruises in year 2000 and bookings for the 1st quarter next year are stronger than at the same time last year.

     Orient Lines' bookings for next year are strong and the transfer of the Crown Odyssey from NCL to Orient Lines in April year 2000 has been well received in the market.

                     BOARD OF DIRECTORS OF NCL HOLDING ASA
                             OSLO, OCTOBER 20, 1999

Statements in this press release regarding NCL Holding ASA that are not historical facts are "forward-looking statements". Such forward-looking statements involve risks and uncertainties that could cause actual results to be materially different from those expressed or implied by such forward-looking statements. For a discussion of such factors, including general economic and business conditions please review NCL Holding's most recent Annual Report and the Company's Form 20-F filing with the U.S. Securities and Exchange Commission.

                          NCL GROUP--INCOME STATEMENT

                      PRESENTED IN ACCORDANCE WITH US GAAP

                                                    YTD                             YTD
                                  3Q 1999      SEPT. 30, 1999     3Q 1998      SEPT. 30, 1998       1998
                                 ----------    --------------    ----------    --------------    ----------
                                                 (the figures are unaudited)                     (audited)
                                          (in USD thousands, except per share data)
Revenues.......................  $  246.567      $  651.843      $  239.745      $  575.368      $  767.600
Operating expenses.............    (151.506)       (409.305)       (141.605)       (366.022)       (500.644)
Selling, general and
  administrative expenses......     (37.945)       (110.856)        (32.182)        (86.494)       (121.582)
Ship charter costs.............      (5.271)        (15.712)         (5.389)        (15.248)        (20.559)
Depreciation and
  amortization.................     (19.269)        (51.686)        (16.080)        (41.897)        (58.427)
                                 ----------      ----------      ----------      ----------      ----------
                                   (213.991)       (587.559)       (195.256)       (509.661)       (701.232)
Operating income...............      32.576          64.284          44.489          65.707          66.368
Other income (expense):
Interest expense...............     (16.179)        (43.383)        (13.982)        (40.433)        (55.252)
Interest income................         621           1.431             944           2.777           3.442
Gain (loss) on sale of fixed
  assets.......................      10.705          10.705              --              --              --
Gain (loss) on translation of
  debt.........................        (654)          9.715          (6.887)         (6.587)         (7.351)
Other income (expenses)........      (3.292)         (6.574)         (2.484)         (2.877)         (3.151)
                                 ----------      ----------      ----------      ----------      ----------
                                     (8.799)        (28.106)        (22.409)        (47.120)        (62.312)
INCOME (LOSS) BEFORE INCOME
  TAXES, MINORITY INTEREST AND
  EXTRAORDINARY ITEMS..........      23.777          36.178          22.080          18.587           4.056
Income tax provision...........      (6.048)        (10.994)         (4.926)         (5.427)         (2.812)
Minority interest in net
  income/loss..................          --              --          (3.618)         (3.168)         (3.168)
INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS..........      17.729          25.184          13.536           9.992          (1.924)
Extraordinary items (net of
  tax).........................          --              --              --            (533)           (649)
                                 ----------      ----------      ----------      ----------      ----------
NET INCOME (LOSS)..............  $   17.729          25.184          13.536           9.459          (2.573)
                                 ==========      ==========      ==========      ==========      ==========
Weighted average # of common
  shares outstanding...........     238.235         238.239         222.655         213.433         219.687
Weighted average # of common
  shares outstanding plus
  impact of assumed
  conversions..................     257.314         245.021         227.783         218.608         223.612
BASIC AND DILUTED EARNINGS
  (LOSS) PER SHARE:
Income (loss) before
  extraordinary items..........  $     0,07      $     0,11      $     0,06      $     0,03      $    (0,02)
Extraordinary items............          --              --              --              --              --
                                 ----------      ----------      ----------      ----------      ----------
Net income (loss)..............  $     0,07      $     0,11      $     0,06      $     0,03      $    (0,02)
                                 ==========      ==========      ==========      ==========      ==========

CAPACITY DAYS AND LOAD FACTOR     3Q 1999      SEPT. 30, 1999     3Q 1998      SEPT. 30, 1998       1998
-----------------------------    ----------    --------------    ----------    --------------    ----------
Capacity owned ships...........     962.074       2.569.805         893.516       2.226.266       3.134.062
Capacity chartered ships.......      84.272         250.068         154.940         462.780         568.896
                                 ----------      ----------      ----------      ----------      ----------
Total capacity.................   1.046.346       2.819.873       1.048.456       2.689.046       3.702.958
Load factor....................       101,1%          100,2%           99,9%           98,2%           95,9%

                          THE NCL GROUP--BALANCE SHEET

                      PRESENTED IN ACCORDANCE WITH US-GAAP

                                                       SEPT. 30, 1999    SEPT. 30, 1998    DEC. 31, 1998
                                                       --------------    --------------    -------------
                                                        (UNAUDITED)       (UNAUDITED)        (AUDITED)
                                                           (IN USD THOUSANDS EXCEPT PER SHARE DATA)
ASSETS
Current assets:
Cash and cash equivalents............................    $  118.731        $  130.420       $   49.793
Restricted cash......................................        11.060            12.584            4.304
Accounts receivable..................................        23.824            11.840           11.642
Inventories..........................................         7.984             6.838            6.334
Prepaid expenses, deposits and other current
  assets.............................................        19.129            25.815           20.676
Deferred drydocking costs............................         8.198             5.644            5.930
                                                         ----------        ----------       ----------
Total current assets.................................       188.926           193.141           98.679
Ships, property and equipment........................     1.527.351         1.511.474        1.558.979
Restricted cash......................................         3.176            16.273            3.176
Deferred drydocking costs............................         5.548             1.716            4.406
Goodwill.............................................        22.430            24.245           22.864
Other assets.........................................        24.362            24.086           23.125
                                                         ----------        ----------       ----------
Total assets.........................................    $1.771.793        $1.770.935       $1.711.229
                                                         ==========        ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt.................    $  112.167        $  202.561       $   91.825
Note payable due to Seller...........................            --                --           11.637
Accounts payable.....................................        39.710            40.570           51.590
Accrued expenses.....................................        74.764            56.313           47.674
Advance ticket sales.................................       170.982           117.093          116.111
Deferred charter revenue.............................            --             1.679            2.808
Deferred taxes.......................................        13.871             5.891            2.884
                                                         ----------        ----------       ----------
Total current liabilities............................       411.494           424.107          324.529
Long-term debt.......................................       734.637           727.992          852.210
Convertible debt.....................................        62.000                --               --
Other long-term liabilities..........................         9.633             6.882            6.760
                                                         ----------        ----------       ----------
Total liabilities....................................     1.217.764         1.158.981        1.183.499
Commitments and contingencies........................            --                --               --
Minority interests...................................            --            73.285               --
Stockholders' equity
Common stock
(par value NOK 2,30; 238.245.196 shares issued and
outstanding at Sept. 30 and Dec. 31, 1998 and
238.407.696 shares issued and 238.360.502 shares
outstanding at Sept. 30, 1999).......................        79.524            79.491           79.491
Additional paid-in capital...........................       456.952           454.270          455.668
Retained earnings....................................        22.810             9.860           (2.172)
Cumulative translation adjustment....................        (5.257)           (4.952)          (5.257)
                                                         ----------        ----------       ----------
Total stockholders' equity...........................       554.029           538.669          527.730
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........    $1.771.793        $1.770.935       $1.711.229
                                                         ==========        ==========       ==========
Stockholders' equity per share.......................    $     2,32        $     2,26       $     2,22

---------------
There is no tax payable, since the Company has loss carry forward.

                       NCL GROUP--STATEMENT OF CASH FLOWS

                      PRESENTED IN ACCORDANCE WITH US-GAAP

                                                                  SEPT. 30,              SEPT. 30,
                                                       3Q 1999    YTD 1999    3Q 1998    YTD 1998      1998
                                                      ---------   ---------   --------   ---------   ---------
                                                              (THE FIGURES ARE UNAUDITED)            (AUDITED)
                                                                         (IN USD THOUSANDS)
Cash flows from operating activities:
Net income (loss)...................................  $  17.729   $ 25.184    $ 13.536   $  9.459    $  (2.573)
Amounts to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
Depreciation and amortization.......................     19.269     51.686      16.080     41.897       58.427
Gain/loss on sale of assets.........................    (10.705)   (10.705)         --         --           --
Extraordinary items.................................         --         --          --        533          649
Gain/loss on translation of debt....................        654     (9.715)      6.887      6.587        7.351
Minority interest in net result of consolidated
  subsidiary........................................         --         --       3.618      3.168        3.168
Other--net..........................................      2.502      4.788          --         --          137
Changes in operating assets and liabilities
  --Accounts receivable.............................     (8.924)   (12.182)      1.911     (4.146)      (3.981)
  --Deferred drydocking costs.......................     (5.802)   (11.419)      6.054     (4.655)      (9.669)
  --Other assets....................................     11.689     (2.710)     (7.234)    (2.885)       2.678
  --Accounts payable, accrued expenses and other
    long term liabilities...........................     17.349     15.114      28.829     19.722       22.030
  --Advance ticket sales............................    (22.607)    54.871     (32.536)     8.183        7.492
  --Deferred taxes and deferred revenue.............        576      8.179      (1.605)   (14.166)     (15.652)
                                                      ---------   --------    --------   --------    ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...........     21.730    113.091      35.540     63.697       70.057
Cash flows from investing activities:
Capital expenditures................................    (61.534)  (179.903)    (64.299)  (237.587)    (299.106)
Proceeds from sale of ship..........................    178.993    178.993          --         --           --
Investment in Orient Lines (net of cash acquired)...         --         --      (8.686)    (8.686)      (7.201)
                                                      ---------   --------    --------   --------    ---------
NET CASH PROVIDED BY (USED IN) INVESTING
  ACTIVITIES........................................    117.459       (910)    (72.985)  (246.273)    (306.307)
Cash flows from financing activities:
Proceeds from new debt obligations..................     38.001    188.473      88.985    208.365      246.817
Repayment of long term debt and other borrowings....   (115.095)  (222.657)    (18.578)   (90.717)    (103.981)
Debt financing fees paid............................        (94)    (2.329)     (1.594)    (6.226)      (7.510)
Changes in restricted cash held in escrow...........     (7.236)    (6.756)     (5.874)    13.066       34.443
Purchase minority interest..........................         --         --          --         --      (71.000)
Proceeds from issuance of common stock and
  options...........................................        332        332      55.527    132.265      131.031
Redemption of minor shareholders....................        (16)      (306)         --         --           --
                                                      ---------   --------    --------   --------    ---------
NET CASH PROVIDED BY (USED IN) FINANCING
  ACTIVITIES........................................    (84.108)   (43.243)    118.466    256.753      229.800
Net increase (decrease) in cash and cash
  equivalents.......................................     55.081     68.938      81.021     74.177       (6.450)
Cash and cash equivalents, beginning of reporting
  period............................................     63.650     49.793      49.399     56.243       56.243
CASH AND CASH EQUIVALENTS, END OF REPORTING
  PERIOD............................................  $ 118.731   $118.731    $130.420   $130.420    $  49.793
                                                      =========   ========    ========   ========    =========

---------------

NOTE:

The report has been prepared in accordance with US generally accepted accounting principles (US GAAP) and in USD. According to the new accounting act in Norway, the functional currency (USD for NCL) may be chosen as reporting currency. There are no material differences in the results reported in accordance with US GAAP and according to Norwegian accounting principles.